June 8, 2017

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Target Corporation
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed March 8, 2017
File No. 1-6049

Dear Mr. Thompson:

Thank you for your letter dated May 26, 2017, regarding Target Corporation. Following this introductory section are your comments in italics and our responses.

We believe our responses address your comments. Should the staff have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Consolidated Statements of Operations, page 32
1. We read your response to comment 1. Please tell us how your proposed presentation complies with the guidance in ASC 225-10-S99-8 and Rule 5-03 of Regulation S-X as your gross profit measure presents a figure for income before depreciation. Otherwise, please revise to either: (a) include an appropriate allocation of depreciation to costs applicable to revenue or (b) remove the gross profit subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation.

Target’s Response to Comment 1

We will remove the gross profit subtotal in our Consolidated Statements of Operations and relabel the Cost of Sales description as "Cost of Sales (exclusive of depreciation and amortization)" throughout future filings.

Note 23. Income Taxes, page 47

2. We read your response to comment 2. Cash and short-term investments held outside the United States represent approximately 31 percent of your January 28, 2017 balances. As such, in future filings please disclose in Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations the cash and short-term investments held outside the United States for which there would be tax implications if repatriated to the United States.

Target’s Response to Comment 2

In future filings, within the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, we will disclose cash and short-term investments held outside the United States for which there may be tax implications if repatriated to the United States, unless such cash amounts are inconsequential.

An example of our planned disclosure, based on our Fiscal 2016 Form 10-K, is as follows (with proposed new language in italics):

“Liquidity and Capital Resources

Our period-end cash and cash equivalents balance decreased to $2,512 million from $4,046 million in 2015, primarily reflecting deployment during 2016 of proceeds from the Pharmacy Transaction and payment of related taxes. Due to the timing of the sale late in 2015, we did not fully deploy the net proceeds by the end of 2015. As of January 29, 2017, $777 million of cash and cash equivalents were held at entities located outside the United States and may be subject to taxation if repatriated.”

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On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ Cathy R. Smith
Cathy R. Smith
Executive Vice President and Chief Financial Officer

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